June 27, 2019

Daryl E. Raiford
Chief Financial Officer
Ribbon Communications Inc.
4 Technology Drive
Westford, MA 01886

       Re: Ribbon Communications Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 4, 2019

Dear Mr. Raiford:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services